UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-35247
CUSIP NUMBER 87582Y108

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tangoe, Inc.
Full Name of Registrant

Former Name if Applicable

35 Executive Boulevard
Address of Principal Executive Office (Street and Number)

Orange, CT 06477
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tangoe, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2015 within the prescribed time period without unreasonable effort or expense for the following reason.

As reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2016, the Board of Directors of the Company, upon the recommendation of the Company’s Audit Committee, determined that the Company will restate its financial statements for the years 2013 and 2014, all quarters therein, and the first three quarters of 2015.  The Company has concluded that it made errors in recognizing revenue, primarily from business activities that are ancillary to the Company’s core business.  A majority of the errors relate to non-recurring revenue, including, for example, non-recurring revenue from strategic consulting and bill audit services with contingent fee arrangements.  As a result of these corrections, the Company is revising its revenue recognition policies for several categories of revenue.

Because the Company is in the process of restating its financial statements as described above, the Company has not been able to complete the financial statements required to be included in its Annual Report on Form 10-K for the year ended December 31, 2015 and, accordingly, is unable to file the Form 10-K within the prescribed time period.  Although the Company cannot at this time estimate when it will complete the restatement and file its restated financial statements and its Form 10-K for the year ended December 31, 2015, it is diligently pursuing completion of the restatement and intends to file the Form 10-K as soon as reasonably practicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Gary R. Martino	(203)	859-9300
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported in the Company’s Current Report on Form 8-K filed with the SEC on March 7, 2016, the Company estimates that, for the full periods being restated, at least $17.1 million of previously recognized revenue will be affected, against total revenue under review of approximately $70 million and previously reported total revenue of $565.9 million.  The Company expects that operating income will be adjusted substantially in line with revenue adjustments.  The Company also expects that the impact, if any, on operating cash flow for the periods under review will be minimal.  Because the Company has not yet fully completed its review, the expected financial impact of the restatement described above is preliminary and subject to change.

Forward-looking statements

Except for statements of historical fact, the matters discussed in this Form 12b-25 are “forward-looking statements” within the meaning of the applicable securities laws and regulations. The words “estimates”, “expects” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements, including statements regarding the Company’s intent to restate its prior financial statements and the estimated adjustments of the restated financials, involve risks and uncertainties that may cause actual results to differ materially from those stated here. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the risk that additional information may arise from the Company’s and its Audit Committee’s internal review, the risk that the process of preparing and auditing the restated financial statements or other subsequent events would require the Company to make additional adjustments and the time and effort required to complete the restatement of its financial statements, as well as other risks described more fully in the Company’s filings with the SEC. Forward-looking statements reflect management’s analysis as of the date hereof. The Company does not undertake to revise these statements to reflect subsequent developments.

Tangoe, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 15, 2016	By	/s/ Gary R. Martino
Name: Gary R. Martino
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).